News Release 18-19

December 3, 2018

SSR MINING DECLARES COMMERCIAL PRODUCTION AT THE CHINCHILLAS MINE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) is pleased to announce it has declared commercial production at the Chinchillas mine as of December 1, 2018.
Paul Benson, President and CEO said, “Declaring commercial production at Chinchillas marks another major milestone as we continue to deliver growth and value for shareholders. Our team’s execution capabilities brought the mine in on schedule, in line with our expectations. Together with the communities and government, we are building on our success at Puna Operations over the last few years.”
Activities required to support sustainable ore delivery from the Chinchillas mine to the Pirquitas plant have been completed, including pre-stripping of the pit, completion of road bypasses, refurbishment and mobilization of the haul truck fleet, and construction of the crushed ore stockpile dome at the Pirquitas site. Ore delivery to the Pirquitas plant ramped up through November and we demonstrated targeted haulage rates. The Pirquitas plant processed Chinchillas ore at a rate of approximately 3,000 tonnes per day during test processing. We expect this rate to progressively increase to our targeted plant throughput rate of 4,000 tonnes per day as the plant transitions to Chinchillas ore in December 2018.
The remaining scope of the Chinchillas project includes the completion of various infrastructure at the Chinchillas and Pirquitas sites, which is expected to be concluded through the first quarter of 2019. The entire project scope is on track to be completed on budget.
Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by Bruce Butcher, P.Eng., a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and our Director, Mine Planning.
About SSR Mining
SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

SOURCE: SSR Mining Inc.
For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward- looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: timing of production and production levels at the Chinchillas mine, including the expectation that the rate at which the Pirquitas plant processes Chinchillas ore will progressively increase toward a targeted throughput rate of 4,000 tonnes per day; the effects of laws, regulations and government policies affecting our operations or potential future operations; expected timing of completion of construction milestones at the Chinchillas project, including the expectation that the completion of various infrastructure will be concluded through the first quarter of 2019 and the Chinchillas project will be completed on budget to support sustained delivery of ore to the Pirquitas plant; and our plans and expectations for Puna Operations. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for Puna Operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations; certain transportation risks that could have a negative impact on our ability to operate; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; uncertainties related to title to our mineral properties and the ability to obtain surface rights; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; and those various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory

SSR Mining Inc.	PAGE 2

authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.
Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our development activities, our ability to meet our obligations under our property agreements, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of Puna Operations, the price of the minerals we produce, the costs of operating expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	PAGE 3